[SASM&F Letterhead]

January 8, 2010

VIA EDGAR TRANSMISSION

AND BY HAND

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

450 Fifth Street, N.W.

Washington, DC 20549

Attn: Ms. Mellissa Campbell Duru

Dear Ms. Duru:

On behalf of SkyTerra Communications, Inc. (“SkyTerra” or the “Company”), set forth below are responses to the comments of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter (the “Comment Letter”) relating to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) and to the Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”), each filed by the Company on November 19, 2009. The responses are based on information provided to us by the Company, Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Sol Private Corp., Harbinger Capital Partners Special Situations GP, L.L.C., Harbinger Capital Partners LLC, Harbinger Holdings, LLC and Philip A. Falcone (the latter seven entities being referred to herein as the “Harbinger Filing Persons”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Proxy Statement and/or the Schedule 13E-3, as applicable.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below. References in this letter to page numbers and section headings refer to page numbers and section headings in Amendment No. 1 to the Proxy Statement on Schedule 14A (the “Revised Proxy Statement”) and Amendment No. 1 to the Transaction Statement on Schedule 13E-3 (the “Revised Schedule 13E-3”), each as filed via EDGAR submission concurrently with this letter and dated January 8, 2010.

The Revised Proxy Statement and Revised Schedule 13E-3 contain responses of the Company to the Staff’s comments contained in the Comment Letter, as well as additional changes required to update the disclosure contained in the Proxy Statement and Schedule 13E-3, including changes reflecting the proposed settlement of litigation relating to the merger. To facilitate the Staff’s review, we have also provided, on a supplemental basis, blacklines of the Revised Proxy Statement marked against the Proxy Statement and the Revised Schedule 13E-3 marked against the Schedule 13E-3.

Schedule 13E-3, filed November 19, 2009

General

1.	Disclosure on page 38 of the preliminary proxy states that the executive officers of the company will continue as executive officers of the surviving company. It is also contemplated that such persons may “enter into new arrangements with Harbinger or its affiliates regarding employment with, or the right to purchase or participate in the equity of the surviving corporation.” Please tell us of the consideration given to whether any of the executive officers are affiliates engaged in the going private transaction and should be included as filing persons for purposes of Exchange Act Rule 13e-3 and Schedule 13E-3. In this regard, we note reference in the background discussion to the involvement of the Chief Executive and Chief Financial Officer of Skyterra during the negotiations of the transaction with Harbinger. Refer to Compliance & Disclosure Interpretation 201.05 available at http://www.sec.gov/divisions/corpfin/guidance/13e 3 interps.htm for further guidance.

Neither SkyTerra nor the Harbinger Filing Persons believe that any of the executive officers of SkyTerra should be included as filing persons for purposes of Exchange Act Rule 13e-3 and Schedule 13E-3.

Reference is made to C&O Interpretation 201.5, especially the paragraph that reads: “An important aspect of the staff’s analysis was the fact that the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions, and otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e. “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.)”

As described in the Proxy Statement, there are currently no agreements, arrangements or understandings (or discussions or negotiations with respect to) under which members of SkyTerra’s management will:

•	hold or acquire any amount of securities of Harbinger or the surviving corporation;
•	occupy seats on board of directors of Harbinger or the surviving corporation;
•	otherwise be in a position to control Harbinger or the surviving corporation following the proposed merger; or

•	under which management’s existing employment agreements have been altered in any respect (including to increase compensation or in any other manner favorable to management).

The comment letter refers to the “involvement” of SkyTerra’s CEO and CFO “during the negotiations” of the Harbinger transaction. Although such officers were supportive of the transaction, provided information to the special committee and the board of directors, and facilitated (by making initial contact and making meeting arrangements) the meeting with Mr. Falcone, none of the members of management of SkyTerra coerced or caused SkyTerra to enter into the merger agreement and the “negotiations” were, on the part of SkyTerra, at all times directed and conducted by Mr. Cecin, chairman of the special committee, and us as counsel to the special committee and not by SkyTerra management. The material terms of the merger agreement were initially developed, and the negotiated terms considered by, a board committee consisting entirely of non-management [independent] directors, in consultation with its legal advisors, for final consideration by the committee and ultimately the board of directors, and were the result of arm’s-length negotiations with Mr. Falcone, on behalf of the Harbinger Filing Persons. The merger agreement was unanimously approved by the committee and the board. Morgan Stanley, financial advisor to the special committee, provided a fairness opinion to the special committee and the board of directors in connection with the proposed merger.

The process outlined above and discussed in detail in the Proxy Statement mitigated any risk that the Company’s management were “standing on both sides of the transaction.” Exchange Act Release No. 34-17719 (April 13, 1981) (the “Interpretative Release”). As described in the Interpretive Release, Rule 13e-3 was adopted to protect unaffiliated security holders against the potential adverse effects of going private transactions. These potential adverse effects stemmed from the lack of arm’s-length bargaining and the inability of unaffiliated securities holders to influence corporate decisions that were historically associated with such transactions. These concerns clearly are not present in the negotiations leading to the execution of the merger agreement. Nevertheless, the Schedule 13E-3 filing on the part of the Harbinger Filing Persons was made in recognition of its economic position, and not as an admission of “control” of the SkyTerra entity.

2.	Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person listed or added in response to the preceding comment, For example, include a statement as to whether such person believes the Rule 13e-3 transaction to be procedurally and substantively fair to security holders and an analysis of the material factors upon which it relied in reaching such a conclusion. See Item 8 of Schedule 13E-3 and Q&A. Nos. 5, 19 and 20 of Exchange Act Release No. 17719 (Apr. 19, 1981). In this regard, the reasons for the transaction and the alternatives considered may be different from those of the subject company, which should be reflected in the disclosure.

The disclosure in Amendment No. 1 to the Schedule 13E-3 and on pages 3, 4, 37, 39-41, and 87-93 of the Revised Proxy Statement has been revised in response to the Staff’s comment. Per the answer to Question #1, none of the executives of SkyTerra are filing persons for purposes of the Exchange Act and therefore no Schedule 13E-3 has been filed on their behalf.

Schedule 14A

General

3.	Please revise to indicate that the proxy statement and form of proxy card are preliminary copies. Refer to Rule 14a 6(e)(1).

The Company has revised the disclosure on page H-1 of the Revised Proxy Statement in response to the Staff’s comment.

Proposal One – The Merger, page 21

Background of the Merger, page 21

4.	In an appropriate place in this discussion, expand the disclosure of the background of the transaction to describe all discussions, meetings, contacts and reports among the filing persons, management, the Special Committee, the legal and financial advisors regarding the options considered for the company. Please identify the persons who initiated any such discussions and the persons involved in such discussions or meetings. For example, please revise to disclose:

•	in greater detail, the various options and strategic alternatives management considered and presented to the Special Committee of the Board between July 2009-August 2009;

The Company has revised the disclosure on pages 26, 27 and 28 of the Revised Proxy Statement in response to the Staff’s comment.

•

discussions regarding the review and assessment of other potential strategic partners, including who was involved in the exploration of strategic alternatives with potential partners and the time period over which such discussions were held;

The Company has revised the disclosure on pages 27 and 28 of the Revised Proxy Statement in response to the Staff’s comment.

•

the September 16, 2009 special meeting of the Board of Directors, inclusive of a description of any discussions with potential strategic partners and financing partners and the reasons why such proposals were not as attractive as the potential Harbinger proposal; and,

The Company has revised the disclosure on page 30 of the Revised Proxy Statement in response to the Staff’s comment.

•	the alternatives considered by the Board on September 22, 2009 and the reasons for the Board conclusion that “none provided comparable value…”

The Company has revised the disclosure on page 32 of the Revised Proxy Statement in response to the Staff’s comment.

Position of Harbinger Parties to the Fairness of the Merger, page 37

5.	Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Although UBS Securities did not provide a fairness opinion, please revise to summarize any report, presentation or discussion provided by the financial advisor regarding the terms of the transaction whether oral or written. Please file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Refer to Compliance & Disclosure Interpretation 117.06 available at http://www.sec.gov/divisions/corpfin/ guidance/13e 3 interps.htm for further guidance.

The disclosure on pages 29, 30 and 37 of the Revised Proxy Statement has been revised in response to the Staff’s comment and the materials materially relating to the transaction presented to the Harbinger Filing Persons by UBS Securities have been attached as exhibits to the Schedule 13E-3.

We have been informed by Weil, Gotshal & Manges LLP, counsel to the Harbinger Filing Persons, that portions of materials prepared by UBS Securities LLC (“UBS”) that are attached as Exhibits (c)(4) and (c)(5) to the Schedule 13E-3 have been redacted. There are several factors that underlie the basis for the redactions:

First, certain sections of the materials were prepared in collaboration with Harbinger’s legal advisor, and constitute privileged advice.

Second, certain sections of the materials have been redacted because they are not materially related to the proposed transaction and, instead, discuss only other potential transactions. UBS provides Harbinger with broad-based advice and ideas with respect to all its wireless assets, not only advice with respect to the SkyTerra transaction. Some of the redacted sections of the materials relate to potential transactions wholly unrelated to the acquisition of SkyTerra or its assets.

Third, certain of the redacted materials involve the potential acquisition by Harbinger of Inmarsat plc (“Inmarsat”), a matter described in detail in the Proxy Statement. Disclosure of these matters could give rise to negative legal consequences with respect to Harbinger’s announced possible offer for Inmarsat. In agreeing to the form of the possible offer, and the contents of the announcement of that offer, the UK Panel on Takeovers and Mergers (the “Panel”) required that Harbinger refrain from making further public statements regarding the potential Inmarsat transaction (so as not to create further market speculation) until such time as Harbinger obtains the required regulatory approvals for the offer and/or is ready formally to announce its intentions with respect to the offer. If Harbinger is obliged to publicly disclose details of its potential Inmarsat transaction at this stage, prior to obtaining the required regulatory approvals for the offer, the Panel could withdraw its approval of the possible offer structure it approved with respect to Inmarsat. Given the difficulties of reconciling the regulatory approval process with the takeover code requirements for offers, the withdrawal of the possible offer structure could have the effect of making any offer for Inmarsat unfeasible, thereby damaging Harbinger and the shareholders of SkyTerra and Inmarsat.

Purpose and Effects of the Merger, page 39

6.	Please revise to provide expanded disclosure regarding the reasons behind each filing person’s choice to engage in the transaction at this time as opposed to any other time in the Company’s public company history. See Item 1013(c) of Regulation M-A. For example, explain why and provide support for your assertion that a 100% ownership of the company by Harbinger at this time will facilitate its ability to obtain alternative financing.

The Company has revised the disclosure on pages 39 and 40 of the Revised Proxy Statement in response to the Staff’s comment.

Opinion of the Special Committee’s Financial Advisor, page 41

7.	You disclose that Morgan Stanley met with the Board to provide a preliminary overview of financing and strategic alternatives available to Skyterra as early as July 2009. Please disclose whether the presentation included consideration of a going private transaction. If so, please note that each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M A and revise to include a summary of any such report. This requirement applies also to preliminary reports. Revise to summarize any and all presentations made by Morgan Stanley during the Board and/or Special Committee’s evaluation of the transaction and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Refer to Compliance & Disclosure Interpretation 117.06 available at http://www.sec.gov/divisions/corpfin/ guidance/13e 3 interps.htm for further guidance.

The Company has reviewed the July 30 presentation made by Morgan Stanley to the Board of Directors in response to the Staff’s comment and respectfully notes that it does not believe that the July 30 presentation was a report, preliminary or otherwise, materially related to the transaction. There was no transaction proposed or under consideration at that time nor was any such transaction the subject of the Morgan Stanley presentation. The materials contain no valuation of the SkyTerra Common Stock. The Company has revised the disclosure on pages 26 and 27 of the Revised Proxy Statement in response to the Staff’s comment in order to set forth the full text of Morgan Stanley’s reference to a “potential” take-private transaction and to include certain information related to “illustrative take private costs.”

8.	We note that Morgan Stanley performed both Selected Companies and Selected Transaction analyses. Please revise to provide additional disclosure concerning the methodology and criteria used in selecting the companies and transactions. For example, in the comparable company analysis, describe in greater detail the principal characteristics that render the sole company chosen comparable to Skyterra. Further, please disclose whether any company was deliberately excluded from the dataset in either the comparable companies or transactions analyses and briefly indicate the reasoning behind such exclusion.

The Company has revised the disclosure on pages 44, 45 and 46 of the Revised Proxy Statement in response to the Staff’s comment.

Representations and Warranties, page 69

9.	We note the statement that “information concerning the subject matter of the representations and warranties may change…which subsequent information may or may not be fully reflected in SkyTerra’s public disclosures…” Please note that investors are entitled to rely upon disclosure in your filings, including disclosure regarding representations and warranties in a merger agreement. Please revise this, and similar disclaimers accordingly and consider whether additional specific disclosure of material information regarding material contractual provisions are required to make the statements included in the disclosure document accurate and complete.

The Company has revised the disclosure on page 69 of the Revised Proxy Statement in response to the Staff’s comment.

Where You Can Find Information, page 94

10.

We note that the Company incorporates by reference into its preliminary proxy statement its Forms 10 K and 10 Q each of which include a discussion of forward-looking statements. Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please amend the proxy statement to include disclosure stating that the safe harbor provisions in the periodic reports incorporated by reference into the proxy statement do not apply to any forward-looking statements the Company makes in connection with the going-private transaction. Please also refrain from referring to such safe harbor provisions in any future filings, press releases or other communications relating to this going private transaction.

The Company has revised the disclosure on page 94, page E-43 and page G-31 of the Revised Proxy Statement in response to the Staff’s comment.

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The undersigned, on behalf of the Company and the Harbinger Filing Persons (collectively, the “Filing Persons”) hereby acknowledges that: (i) the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

Please direct any questions concerning this letter to the undersigned at (212) 735-3457 or Thomas Kennedy at (212) 735-2526.

 Very truly yours,

/s/ Kyle T. Seifried

Kyle T. Seifried